ARGOSY MINERALS INC.

(the "Corporation")

ADVANCE NOTICE OF ANNUAL GENERAL MEETING

TAKE NOTICE THAT the Corporation will hold an annual general meeting of its shareholders on May 23, 2008 (the "AGM") in Vancouver, Canada.  The record date entitling members of the Corporation to receive notice of and to vote their shares at the Corporation's AGM has been set at April 4, 2008.  The closing date for nominations of directors has been set at April 1, 2008.

Signed on behalf of the Board,

Cecil R. Bond

Director